SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2579	jmendez@stblaw.com

August 16, 2016

Re:	Graña y Montero S.A.A.

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Mr. Cash,

On behalf of our client Graña y Montero S.A.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated August 8, 2016, concerning the Annual Report on Form 20-F for the year ended December 31, 2015 (the “2015 Annual Report”) filed by the Company on May 2, 2016.

For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the Staff’s comment letter. The response and information described below are based upon information provided to us by the Company.

Selected Financial Date, Page 5

Non-GAAP Financial Measure Reconciliation, Page 16

Comment No. 1.	We have reviewed your response to comment 3 from our letter dated June 16, 2016 and have the following additional comments regarding certain of your “Other Adjustments” you make for the purpose of calculating your non-GAAP performance measure, Adjusted EBITDA.

	•	It remains unclear as to the appropriateness of adding the portion of the tariff you receive from the Peruvian government that relates to the repayment of the long term accounts receivable to your non-GAAP performance measure. As you indicate in your response, under IFRIC 12, the government’s principle repayments of the long-term receivable are not reflected in your income statement.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SAO PAULO	TOKYO	WASHINGTON, D.C.

Mr. John Cash

U.S. Securities and Exchange Commission

August 16, 2016

In light of the fact, it does not appear appropriate to include these payments in any non-GAAP measure of performance. Please revise your future filings accordingly; and

•	It remains unclear as to the appropriateness of adding the portion of your cost of sales related to the cost of land to your non-GAAP performance measure. In this regard, we note that land costs are normal, recurring cash operating expenses necessary to operate your Real Estate segment. This adjustment is therefore inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your future filings.

Response No. 1.	The Company acknowledges the Staff’s comment and confirms that it will revise its future filings accordingly.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to filings with the SEC; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Mr. John Cash

U.S. Securities and Exchange Commission

August 16, 2016

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579.

Very truly yours,

/s/ Juan Francisco Méndez
Juan Francisco Méndez

cc:	Mario Alvarado Pflucker

Chief Executive Officer and Director

Graña y Montero S.A.A.

Mónica Miloslavich Hart

Chief Financial Officer and Principal Accounting Officer

Graña y Montero S.A.A.

Claudia Drago Morante

Chief Legal Officer and Secretary

Graña y Montero S.A.A.